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                                  PRESS RELEASE



FOR IMMEDIATE RELEASE:

                        OLIVETTI AND MANNESMANN ANNOUNCE
                          COMPLETION OF ACQUISITION OF
                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

New York, New York, March 24, 1999 - Olivetti S.p.A. and Mannesmann AG jointly announced today the completion of the merger of Kensington Acquisition Sub, Inc., an entity wholly owned by Olivetti and Mannesmann, with and into Cellular Communications International, Inc. (NNM:CCIL). As a result of the merger, CCIL shares have been canceled and converted into the right to receive $80.00 per share in cash, without interest.

Mannesmann operates in Telecommunications, Engineering, Automotive and Tubes & Trading and generated sales of around DM 37 billion in 1998. The Group is one of the leading alternative telecommunication operators in the recently liberalized European market.

The Olivetti Group is a leading international player operating through subsidiaries and affiliates in the telecommunications and information technology sectors. In telecommunications, Olivetti operates both in the wireless and wireline markets through Omnitel and Infostrada, respectively. In the Information Technology sector, Olivetti wholly owns Olivetti Lexikon, which specializes in I.T. products for the office and the consumer markets. It also has an 18.5% ownership in Wang Global, a United States publicly traded company.

CONTACT:  MacKenzie Partners, Inc., Mark H. Harnett, (212) 929-5877.